HRT Execution Services LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	7,804,091
Restricted cash		57,816
Due from affiliates		461,856
Receivable from broker-dealers, exchanges, and clearing organizations		156,901
Other assets		538,238
Operating lease right-of-use assets		2,424,257
Property, furniture, and leasehold improvements, net of accumulated depreciation and amortization of $1,915,185		636,495
Assets held for discontinued operations		3,310,269
Total assets	$	15,389,923
Liabilities and Members' Capital		
Due to affiliates	$	175,627
Payable to broker-dealers, exchanges, and clearing organizations		187,872
Accounts payable and accrued liabilities		318,330
Operating lease liabilities		3,377,628
Liabilities held for discontinued operations		164,456
Total liabilities	$	4,223,913
Members' capital		
Total member's capital		11,166,010
Total liabilities and member's capital	$	15,389,923

See Notes to Financial Statements.